[FTD Companies, Inc. Letterhead]

March 26, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:                             FTD Companies, Inc.

Item 4.01 Form 8-K

Filed March 19, 2014

File No. 001-35901

Ladies and Gentlemen:

Set forth below are the responses of FTD Companies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated March 21, 2014.  For reference, the Staff’s comments are provided below in italics immediately prior to the Company’s responses.

Item 4.01 Form 8-K Filed March 19, 2014

1.                                      We note that on January 7, 2014 you filed an Item 4.01 Form 8-K reporting that on January 2, 2014 PricewaterhouseCoopers LLP (PwC) declined to stand for re-election after completion of the audit of your financial statements for the year ended December 31, 2013.  We also note that you filed your Form 10-K for the year ended December 31, 2013 on March 10, 2014 and that PwC’s report dated March 10, 2014 was included in the Form 10-K.  It appears you should file an updated Item 4.01 Form 8-K which discloses the actual date your client/auditor relationship with PwC ceased and provides all of the information required by Item 4.01 of Form 8-K and Item 304(a)(1) of Regulation S-K through that date.  If your relationship with PwC has not yet ceased, please explain why not and describe the communications that you had with each audit firm during any overlapping period.

Response:

As our counsel discussed telephonically with the Staff, we do not believe that an updated Item 4.01 Form 8-K is required in connection with the completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2013.  We believe the Item 4.01 Form 8-K that was filed on January 7, 2014 provided all the disclosure that was required in connection with PwC’s declination to stand for re-appointment.  Based on discussions with the

Staff, we understand that the Staff agrees with the Company’s determination that no updated Item 4.01 Form 8-K is required in connection with this matter.

2.                                      Please file an updated Exhibit 16 letter from PwC with your amended Form 8-K.

Response:

Because we understand that no updated Item 4.01 Form 8-K is required under the circumstances discussed above, no updated Exhibit 16 letter from PwC is required either.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (630) 724-6504 should you wish to discuss the matters addressed above or other issues relating to the subject Form 8-K.  Thank you for your attention to this matter.

Very truly yours,

/s/ Becky A Sheehan
Becky A. Sheehan
EVP, Chief Financial Officer

cc:                                Scott Levin
                                                FTD Companies, Inc.

Edward B. Winslow
                                                Jones Day

Steve Soehn
                                                PricewaterhouseCoopers LLP